Bradford & Bingley plc
Director appointment confirmations and shareholdings on appointment

Further to the announcement made on 26 September 2005, appointing Chris Gillespie and Chris Willford to the Board of Bradford & Bingley plc, this is to confirm that there is no information relating to either of these directors to be disclosed under Listing Rule LR 9.6.13.

Shareholdings on appointment

At the date of his appointment Mr Gillespie had interests in 3,100 Ordinary shares of 25 pence each.

At the date of his appointment Mr Willford had interests in 250 Ordinary shares of 25 pence each.

30 September 2005
End

Ke 82-5154

17 October 2005

Bradford & Bingley plc

Bradford & Bingley Covered Bonds LLP

The latest Monthly Report for Bradford & Bingley Covered Bonds LLP is now available at www.bbg.co.uk/ir/dis/covbond/

During the previous month the following movements have occurred:

Portfolio Characteristics	**October 2005**	**September 2005**
Outstanding current balance of mortgages	£1,634,490,756	£1,687,357,042
Number of mortgages	29,880	30,427
Average loan balance	£54,702	£55,456
Weighted average current LTV	49.41%	50.20%
Arrears:		
1 month +	0.92%	0.89%
3 months +	0.12%	0.09%
12 months +	0%	0%
repossessions	0%	0%

Contacts:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Phillip McLelland
Tel: +44 (0) 1274 806112
Email: phillip.mclelland@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5632
Email: nickie.aiken@bbg.co.uk

END